                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
          13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)
                              (Amendment No. 1)(1)

                              Morgan's Foods, Inc.
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                                (Name of Issuer)

                             Shares of Common Stock
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                         (Title of Class of Securities)

                                   616900-10-6
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                                 (CUSIP Number)

     Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street,
                      Cleveland, Ohio 44114, 216-736-7204
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  June 26, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d- 1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                               (Page 1 of 5 Pages)




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         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

                                                   SCHEDULE 13D

CUSIP NO. 616900-10-6                                                                               PAGE 2 OF 5 PAGES
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1          NAME OF REPORTING PERSON
           I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Victor E. Reskin
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a)  [    ]
                                                                                                   (b)  [    ]
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3          SEC USE ONLY

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4          SOURCE OF FUNDS

           PF
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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                                                        [    ]
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6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
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              NUMBER OF                    7     SOLE VOTING POWER

               SHARES                            98,800
                                           --------------------------------------------------------------------------
            BENEFICIALLY                   8     SHARED VOTING POWER

              OWNED BY                           38,500
                                           --------------------------------------------------------------------------
                EACH                       9     SOLE DISPOSITIVE POWER

              REPORTING                          98,800
                                           --------------------------------------------------------------------------
               PERSON                     10     SHARED DISPOSITIVE POWER

                WITH                             38,500
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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           137,300
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   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                                                      [    ]
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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           4.7%
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   14      TYPE OF REPORTING PERSON*

            IN
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
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CUSIP NO. 610900-10-6


         This Amendment No. 1 ("Amendment No. 1") to the original Schedule 13D Statement filed on May 22, 2000, on behalf of Victor E. Reskin is being filed for the purpose of reporting the acquisition and disposition of certain shares of common stock, par value $1.00 per share (the "Shares"), of Morgan's Foods, Inc., an Ohio corporation ("Morgans").

Item 3.           Source and Amount of Funds or Other Consideration.
                  -------------------------------------------------

         The Shares reported herein as having been acquired by Mr. Reskin were acquired for the aggregate purchase price of approximately $9,447 with personal funds.

Item 5.           Interest in Securities of the Issuer.
                  ------------------------------------

         (a) According to the most recently available filing with the Securities and Exchange Commission by Morgan's, there are 2,922,727 Shares outstanding. Mr. Reskin beneficially owns 137,300 Shares, or 4.7% of the outstanding Shares.

                  Pursuant to Rule 13d-4, Mr. Reskin disclaims beneficial ownership of 38,500 Shares, including 32,534 Shares held by Mr. Rekin's wife as sole trustee of the Heim-Reskin Family Trust #1 and 5,966 Shares held by Mr. Reskin's wife's individual retirement account.

         (b) Mr. Reskin has sole power to vote, or to direct the voting of, and the sole power to dispose, or to direct the disposition of 98,800 Shares. Because the Heim-Reskin Family Trust #1, of which Mr. Reskin's wife is the sole trustee, and because Mr. Reskin's wife's IRA owns Shares, Mr. Reskin may be deemed to share power to vote, or to direct the voting of, and share power to dispose, or to direct the disposition of the 38,500 Shares held by the Heim-Reskin Family Trust #1 and Mr. Reskin's wife's IRA.

         (c) During the past 60 days, the Mr. Reskin purchased 4,100 Shares with personal funds in open market transactions as set forth below:

         Date                  Number of Shares            Price Per Share
         ----                  ----------------            ---------------
        5/25/00                      1000                        $2.53
        5/26/00                       100                        $2.63
        5/31/00                       100                        $2.53
        6/05/00                       200                        $2.53
        6/20/00                      1600                        $2.10
        6/21/00                      1000                        $2.31
        6/22/00                       100                        $2.25


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CUSIP No. 610900-10-6

         During the past 60 days, the Heim-Reskin Family Trust #1 sold 13,200 Shares in open market transactions as set forth below:

       Date                    Number of Shares            Price Per Share
       ----                    ----------------            ---------------
       6/13/00                       1700                        $2.45
       6/26/00                       1000                        $2.26
       6/29/00                        100                        $2.58
       7/06/00                        900                        $2.58
       7/18/00                       1000                        $2.08
       7/21/00                       2000                        $2.41
       7/26/00                       3500                        $2.45
       7/28/00                       1000                        $2.45
       7/31/00                       2000                        $2.45

         (d) Not Applicable.

         (e) By virtue of the disposition of Shares as described in Item 5, Mr. Reskin ceased to be the beneficial owner of more than 5% of the outstanding Shares on June 26, 2000.


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CUSIP No. 610900-10-6

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   August 7, 2000                        By: /s/ Victor E. Reskin
                                                   -----------------------
                                                       Victor E. Reskin


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